Exhibit 3.1

Dividend Reinvestment Plan

The Dakota Real Estate Investment Trust (“Dakota REIT”) offers this Dividend Reinvestment Plan (the “Plan”) to its shareholders.  Under the Plan, the participant will have the opportunity to invest their cash dividend payable to the participant in the purchase of additional shares of the same class with respect to which the dividend is payable.  To participate, a new subscriber may include in their Subscription Agreement the election to participate in the Plan and for all other shareholders, they must complete and submit a Shareholder Change Form reflecting the option to apply all dividends to the purchase of shares under the Plan.  A participant may elect to discontinue participation by submission of a Shareholder Change Form reflecting such election at least thirty days prior to the date on which a dividend is payable.

Issuance of shares under the Plan is subject to the determination by Dakota REIT that there is either an effective registration under applicable federal and state laws regulating the offer and issuance of securities with respect to the shares issuable under the Plan or that there are available exemptions from such registration available to Dakota REIT.  If there is not then in effect a qualified offering of shares when a dividend is payable, Dakota REIT may elect to either:  (i) issue payment of the dividend in cash; or (ii) hold the dividend pending qualification of the next offering.

If a shareholder elects to participate in the Plan, in lieu of payment of a dividend to the shareholder, Dakota REIT will issue a number of shares based on the amount of the dividend which would have been paid and the “DRIP Price.”  The DRIP Price is 90% of the per share offering price for the shares than being offered by Dakota REIT.  If the amount of the dividend does not result in the issuance of a whole number of shares, Dakota REIT will issue a fractional share out to the nearest one hundred thousandth of a share (i.e. four decimal points).

The additional shares acquired in lieu of payment of a dividend will be recorded as held by the participating shareholder within the ten days after the date of payment of dividends would have been made to the participant and the participant will receive a quarterly statement detailing the amount of dividend payable to the participant, the number of additional shares purchased, the DRIP Price, and cumulative transactions for the year.  Annually, each reportable shareholder will receive a Form 1099-DIV stating the year’s dividend income for tax reporting, which will include the value of the shares issued in lieu of the dividend equal to the forgone dividend amount.

Dakota REIT shall, in connection with administration of the Plan, provide to participants information related to their participation, including a description of the income tax consequences on at least an annual basis.

Dakota REIT reserves the right to terminate or modify the Plan.  Such termination or modification shall be communicated to participants in writing by Dakota REIT not less then ten days prior to the effective date of the termination or modification.